                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                                A.M. CASTLE & CO.
                    -----------------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    148411101
                         -------------------------------
                                 (CUSIP NUMBER)


                                    12/31/00
                         -------------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

CUSIP NO.  148411101
          ---------------
--------------------------------------------------------------------------------

1)       Names of Reporting Persons         I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                     (a) _________________
         (See Instructions)                    (b) _________________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power               2,298,294
                                                              --------------
Beneficially               (6)  Shared Voting Power                     0
                                                              --------------
Owned by                   (7)  Sole Dispositive Power          2,319,889
                                                              --------------
Each Reporting             (8)  Shared Dispositive Power                0
                                                              --------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                          2,319,889
                                                              --------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                         16.5%
                                                              --------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                         HC
                                                              --------------

--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 5

Item 1(a)         Name of Issuer:                           A.M. CASTLE & CO.
                                                         -----------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                              3400 North Wolf Road
                                                         Franklin Park, IL 60131
                                                         -----------------------



Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:                    One First National Plaza
                                                        Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:        Common Stock
                                                     -------------------

Item 2(e)         CUSIP No.:                           148411101
                                                     -------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect
                  to common shares of      A.M. CASTLE & CO.
                                      ------------------------------------------

                  -------------------------------------------------------------:

                  (a)      Amount beneficially owned:             2,319,889
                                                               ---------------
                  (b)      Percent of class                            16.5%
                                                               ---------------

                  (c)      Number of shares as to which such person has:

                           (I)   Sole power to vote or to direct the vote:
                                                                     2,298,294
                                                                     -----------
                           (ii)  Shared power to vote or to direct the vote:
                                                                             0
                                                                     -----------
                           (iii) Sole power to dispose or to direct the
                                 disposition of:                     2,319,889
                                                                     -----------
                           (iv)  Shared power to dispose or to direct the
                                 disposition of:                             0
                                                                     -----------

Item 5.  Ownership of 5 percent or less of a Class.                       N/A
                                                                      ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.     N/A
                                                                      ----------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                   -------------

                                            Bank One Trust Company, N.A.
                                            The One Group

Item 8.  Identification and Classification of Members of the Group.      N/A
                                                                      ----------

Item 9.  Notice of Dissolution of Group.                                 N/A
                                                                      ----------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:                  February 13, 2001
                   -------------------------


                                                      BANK ONE CORPORATION

                                             By:      /s/ DAVID J. KUNDERT
                                                      David J. Kundert
                                                      EXECUTIVE VICE PRESIDENT